SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16

of the Securities Exchange Act of 1934

For the month of February 2018

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

CGG announces delisting of the Senior Notes from the Euro MTF market in Luxembourg on February 21, 2018

Paris, France – February 9, 2018

CGG announces today its Senior Notes will be delisted from the official list of the Luxembourg Stock Exchange and withdrawn from trading on the Euro MTF market of the Luxembourg Stock Exchange.

The Senior Notes to be delisted bear the following ISINs:

•	US204384AB76;

•	XS1061175862;

•	XS1061175607;

•	USF1704UAC83; and

•	USF1704UAD66.

The delisting of the Senior Notes from the official list of the Luxembourg Stock Exchange and their withdrawal from the trading on the Euro MTF Market will be effective on February 21, 2018.

“Senior Notes” means CGG’s 6.500% Senior Notes due 2021, 5.875% Senior Notes due 2020 and 6.875% Senior Notes due 2022.

About CGG:

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary businesses of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation. CGG employs around 5,300 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0013181864) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts
Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date February 9th, 2018	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Chief Financial Officer